SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR RELATIONS CONTACT vfueyo@homex.com.mx

Press Release

Homex has Executed Definitive Agreement for a Ps.500 Million Revolving Credit Facility

Culiacán, Sinaloa, January 22, 2015 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the Company”) [NYSE: HXM, BMV: HOMEX] announced today that, based on the judicial authorization received on October 13, 2014, the Company has signed the credit contract for a Ps.500 million, 10-year revolving credit facility, with Proyectos Adamantine, S.A. de C.V., SOFOM, E.N.R. (“Adamantine”).Under the terms of the credit contract, the revolving facility will bear an annual interest rate of 12.0% in Mexican Pesos.

Proceeds under the revolving credit facility will be used to develop certain Homex housing projects that are approved, from time to time, by Adamantine’s credit committee. Each project funded with the credit facility will be placed into a guarantee trust administered by a trustee, according to the judicial approval. Adamantine will then disburse loan proceeds to this trust, and the trust will make payments to suppliers. During Homex’s Concurso Mercantil, judicial approval may be required in regards to each initial loan for any specific project to be funded by the credit facility and, to the extent so required, Homex expects to receive such judicial approval in a timely manner. Homex will be responsible for building and marketing the housing units, with all sales proceeds collected by the trust to be distributed to relevant parties, including Adamantine and Homex, according to a payments waterfall provided in the trust.

“The revolving credit facility will enable Homex to accelerate the completion of housing projects during the Company’s reorganization process and into the future. This revolving facility could potentially finance the construction of more than 5,000 homes per year over the life of the credit line. We expect the first disbursement from the credit facility to be made shortly. Today, we are working in conjunction with Adamantine’s credit committee to define the eligible projects to be funded,” commented Carlos Moctezuma, Chief Financial Officer of Homex.

Homex’s Conciliador recognized that this credit facility constitutes an “indispensable credit to maintain the normal operation” of Homex and its subsidiaries under Mexico’s Ley de Concursos Mercantiles, and approved Homex entering into the transaction.

Separately, Homex continues to build and deliver homes under certain existing facilities, and Homex and its advisors continue to refine the Company’s business plan based on new developments, such as this revolving credit facility, and have shared this updated plan with advisors to a certain ad hoc group of the Company’s bondholders.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. public reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: January 22, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer